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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*

                                  FOLDERA, INC.
                                ----------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    344229109
                                 --------------
                                 (CUSIP Number)

                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8225
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 4, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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                               Page 1 of 13 pages

CUSIP No.:  344229109

NAME OF REPORTING PERSON

1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Adam Benowitz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                   7      SOLE VOTING POWER          -   0
SHARES
BENEFICIALLY                8      SHARED VOTING POWER        -   36,340,036
OWNED BY
EACH                        9      SOLE DISPOSITIVE POWER     -   0
REPORTING
PERSON WITH                 10     SHARED DISPOSITIVE POWER   -   36,340,036

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     36,340,036

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.6%

14   TYPE OF REPORTING PERSON

     IN

                               Page 2 of 13 pages

CUSIP No.:  344229109

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity Master Fund, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF                    7     SOLE VOTING POWER          -   0
SHARES
BENEFICIALLY                 8     SHARED VOTING POWER        -   36,340,036
OWNED BY
EACH                         9     SOLE DISPOSITIVE POWER     -   0
REPORTING
PERSON WITH                 10     SHARED DISPOSITIVE POWER   -   36,340,036

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     36,340,036

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.6%

14   TYPE OF REPORTING PERSON

     CO

                               Page 3 of 13 pages

CUSIP No.:  344229109

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                    7     SOLE VOTING POWER         -   0
SHARES
BENEFICIALLY                 8     SHARED VOTING POWER       -   36,340,036
OWNED BY
EACH                         9     SOLE DISPOSITIVE POWER    -   0
REPORTING
PERSON WITH                 10     SHARED DISPOSITIVE POWER  -   36,340,036

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     36,340,036

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.6%

14   TYPE OF REPORTING PERSON

     IA

                               Page 4 of 13 pages

                                EXPLANATORY NOTE

This Amendment No. 2 (this "Statement") amends and restates in its entirety the
Schedule 13G originally filed on March 6, 2007 by and on behalf of Vision Opportunity Master Fund, Ltd. (the "Original Schedule 13G"), as amended by Amendment No. 1 thereto on Schedule 13D previously filed on August 7, 2007 (collectively, the "Exiting Schedule 13D").

Further to updating the Existing Schedule 13D, the Reporting Persons (as hereinafter defined) note and hereby correct the following errors contained in the Original Schedule 13G:

     o The number of shares beneficially owned was reported as 11,664,566, and the percentage ownership was reported as 9.99%. However, the correct number of shares beneficially owned should have been reported as 11,411,112, and the correct percentage ownership should have been reported as 9.67%.

     o The Original Schedule 13G had stated in Item 4 that the aggregate number of warrants held by the Reporting Persons was 7,307,408. However, the correct number of warrants held by the Reporting Persons should have been reported as 7,407,408.

ITEM 1.  Security and Issuer.

         The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of Foldera, Inc., a Nevada corporation (the "Company" or the "Issuer"), with its principal executive offices located at 17011 Beach Blvd., Suite 1500, Huntington Beach, CA 92647.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company ("Fund"); (2) Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company ("Investment Manager"); and (3) Adam Benowitz, a United States Citizen ("Mr. Benowitz"). The Investment Manager serves as the investment manager of the Fund. Mr. Benowitz is the Managing Member of the Investment Manager and the Portfolio Manager of the Fund.

         The principal business of the Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Fund and other investment vehicles. Mr. Benowitz's principal occupation is serving as the Managing Member of the Investment Manager.

         Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Fund (the "Directors and Officers").

         (d)-(e) During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 5 of 13 pages

ITEM 3.  Source and Amount of Funds or Other Consideration

         The funds used to acquire the securities that are described in this
Schedule 13D were from working capital of the Fund.

                               Page 6 of 13 pages

ITEM 4.  Purpose of Transaction.

         The Fund acquired the Issuer's securities for investment purposes. On October 19, 2006, the Fund acquired the following securities from the Issuer in a private placement transaction: (i) 3,703,704 shares of Common Stock, (ii) a series A warrant to purchase up to 1,851,852 shares of Common Stock expiring October 19, 2011 at an exercise price of $1.75 per share (the "Series A Warrant"); (iii) a series J warrant to purchase up to 3,703,704 shares of Common Stock expiring April 19, 2007 at an exercise price of $1.25 per share (the "Series J Warrant"); and (iv) a series C warrant to purchase up to 1,851,852 shares of Common Stock expiring October 19, 2011 at an exercise price of $2.00 per share (collectively with the Series A Warrant and the Series J Warrant, the "Warrants"). Each of the Warrants is exercisable into shares of Common Stock at any time at the option of the Fund. Pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, the Fund may not acquire shares of Common Stock upon exercise of any such warrants to the extent that, upon exercise, the number of shares of Common Stock beneficially owned by the Fund and its affiliates would exceed 9.99% of the issued and outstanding shares of Common Stock of the Issuer. Further, the Fund and the Issuer entered into a Registration Rights Agreement dated October 19, 2006 related to the foregoing.

         On November 29, 2006, the Fund acquired 300,000 shares of the Issuer's Common Stock in a private transaction from a third party.

         On May 10, 2007, the Fund acquired 1,666,666 shares of Common Stock, pursuant to a Common Stock Purchase Agreement dated May 4, 2007. As part of the foregoing purchase of securities, the Fund agreed to cancel the Series J Warrant and Series C Warrant held by it. The Series A Warrant's exercise price was reduced to $0.60 and the number of shares for which it can be exercised increased proportionally to 5,401,235 shares of Common Stock (the "Exchanged Warrant"). The Exchanged Warrant is exercisable into shares of Common Stock at any time at the option of the Fund. Pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, the Fund may not acquire shares of Common Stock upon exercise of the Exchange Warrant to the extent that, upon exercise, the number of shares of Common Stock beneficially owned by the Fund and its affiliates would exceed 9.99% of the issued and outstanding shares of Common Stock of the Issuer. Further, the Fund and the Issuer entered into a Registration Rights Agreement dated May 4, 2007 related to the foregoing.

         On May 10, 2007, the Fund acquired 4,000,000 shares of Common Stock, in a private transaction from a third party.

         On July 27, 2007, the Fund acquired 20,000,000 shares of Common Stock, in a private transaction from a third party.

         On July 27, 2007, the Fund acquired 6,666,666 shares of Common Stock from the Issuer in a private placement transaction.

         Since the filing of the Original Schedule 13G and prior to the filing of the Existing Schedule 13D, the Fund had engaged in the following transactions with respect to the Issuer's Common Stock:

Transaction     Number of      Ave. Price       Type of
Date             Shares        for Share      Transaction
-----------     ---------      ----------     -----------
11/30/2006        100,000      $  1.10000        Sale
02/09/2007         34,000      $  0.91647        Sale
02/23/2007         50,000      $  0.92500        Sale
02/26/2007         16,000      $  0.92310        Sale
02/27/2007         52,000      $  1.04350        Sale

                               Page 7 of 13 pages

         On October 4, 2007, the Fund purchased 230,000 shares of Common Stock of the Issuer on the open market, at an average price of $0.1016. The shares of Common Stock purchased on this date were purchased in three blocks at different prices as follows: 175,000 shares at $0.105; 5,000 shares at $0.10 and 50,000 shares at $0.09.

         On October 8, 2007, the Fund purchased 25,000 shares of Common Stock of the Issuer on the open market, at a price of $0.13 per share.

         All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that related to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Fund beneficially owns 36,340,036 shares of Common Stock, representing 29.6% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock held by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 122,957,326 shares of Common Stock outstanding as of August 24, 2007, as reported on the Issuer's 424(b)(3) Prospectus filed on October 1, 2007.

         (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 36,340,036 shares of Common Stock reported herein.

         (c) Except as provided in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 4 above.

                               Page 8 of 13 pages

ITEM 7.  Material to be Filed as Exhibits.

     Exh. #     Description
     ------     ----------------------------------------------------------------
     1          Joint Filing Agreement

     2          Form of Common Stock Purchase Warrant dated October 19, 2006*

     3          Securities Purchase Agreement dated October 19, 2006*

     4          Registration Rights Agreement dated October 19, 2006*

     5          Common Stock Purchase Agreement dated May 4, 2007**

     6          Registration Rights Agreement dated May 4, 2007**

     * Incorporated by reference from the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2006.

     **         Incorporated by reference from the Issuer's Current Report on
     Form 8-K filed with the Securities and Exchange Commission on May 11, 2007.

                               Page 9 of 13 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2007

                                   ADAM BENOWITZ
                                   VISION CAPITAL ADVISORS, LLC
                                   VISION OPPORTUNITY MASTER FUND, LTD.


                                   By: /s/ Adam Benowitz
                                       -----------------------------------------
                                       Adam Benowitz, for himself, as
                                       Managing Member of the Investment Manager
                                       and as Portfolio Manager of the Fund

                               Page 10 of 13 pages

                                   SCHEDULE I

         The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Fund.

DIRECTORS

         Adam Benowitz (US Citizen)
         Managing Member
         Vision Capital Advisors, LLC (a private investment management firm) 20 West 55th Street, Fifth Floor
         New York, New York 10019

         Robert Arnott (British/Cayman Citizen)
         Box 31695
         One Breezy Pines
         Bel Air Drive, South Sound
         Grand Cayman KY1-1207
         Cayman Islands
         Mr. Arnott is a Chartered Accountant and performs consultancy services when required for trust companies, management companies and banks.

         Peter Young (Cayman Citizen)
         27 Hospital Road, George Town
         Grand Cayman KY-1109
         Cayman Islands
         Mr. Young is a Certified Public Accountant currently serving as Executive Vice President of Citi Hedge Fund Services (Cayman) Ltd. (a hedge fund administration firm).

EXECUTIVE OFFICERS

         None.

                               Page 11 of 13 pages

                                  EXHIBIT INDEX

     Exh. #     Description
     ------     ----------------------------------------------------------------
     1          Joint Filing Agreement

     2          Form of Common Stock Purchase Warrant dated October 19, 2006*

     3          Securities Purchase Agreement dated October 19, 2006*

     4          Registration Rights Agreement dated October 19, 2006*

     5          Common Stock Purchase Agreement dated May 4, 2007**

     6          Registration Rights Agreement dated May 4, 2007**

     * Incorporated by reference from the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2006.

     **         Incorporated by reference from the Issuer's Current Report on
     Form 8-K filed with the Securities and Exchange Commission on May 11, 2007.

                               Page 12 of 13 pages

EXHIBIT 1

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.001 per share, of Foldera, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: October 9, 2007


                                   ADAM BENOWITZ
                                   VISION CAPITAL ADVISORS, LLC
                                   VISION OPPORTUNITY MASTER FUND, LTD.


                                   By: /s/ Adam Benowitz
                                       -----------------------------------------
                                       Adam Benowitz, for himself, as
                                       Managing Member of the Investment Manager
                                       and as Portfolio Manager of the Fund

                               Page 13 of 13 pages